EXHIBIT 99.19

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2001

December 20, 2001

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2001

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a)	Consolidated Balance Sheet Data (three months ended October 31, 2001 and 2000)

	2001 ($)	2000 ($)
Working capital	1,277,871	4,769,270
Current Assets	1,409,877	5,030,065
Capital Assets	29,792	34,914
Mineral properties & related deferred costs	22,700,094	19,076,768
Current Liabilities	132,006	260,795
Shareholder's Equity	24,007,757	23,880,952

(b)	Consolidated Statement of Loss and Deficit Data (three months ended October 31, 2001 and 2000)

	2001 ($)	2000 ($)
Interest Income	19,077	19,128
Expenses	435,518	298,711
Net Loss	416,441	279,583
Net Loss (per share)	(.02)	(.02)
Net Loss (per share, fully diluted)(2)	(.02)	(.02)

Notes: (1)	Quarterly information for the three months ended October 31, 2001 and 2000 was obtained from the Company’s unaudited interim financial statements for these periods.
(2)	Net loss per share on a fully diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the interim unaudited financial statements of the Company for the three months ended October 31, 2001 and 2000, the audited consolidated financial statements of the Company for the twelve months ended July 31, 2001 and 2000, and the accompanying notes included as part of these financial statements.

Overview

        The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the three months ended October 31, 2001 and 2000, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries

        The Company’s exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital.

        Further details on the history of the Company, its mineral properties and the risk factor associated with respect to the Company is found in its annual information form dated December 20, 2001.

Results of Operations

        During this period, the Company earned income of $19,077 (2000 — $19,128), relating to interest on short-term investments. The Company incurred expenses of $435,518 (2000 — $298,711), of which $1,047 (2000 — $1,357) were due to amortization, $79,844 (2000 — $56,624) to general and administrative expenses, $9,000 (2000 — $9,000) to management fees, $325,928 (2000 — $212,909) to professional fees and $19,699 (2000 — $18,821) to wages and benefits. As in the prior period, these amounts reflect the level of operations necessary to support continued mineral exploration by the Company. The Company currently focusses substantially all of its exploration activity on its Ocampo Project in Mexico.

Liquidity and Capital Resources

        During the three months ended October 31, 2001, the Company expended a total of $116,273 (2000 — $7,361,570) on exploration of the Ocampo Project and $nil (2000 — $1,380) on exploration of its mineral claims in the Province of Nova Scotia. The lower level of exploration activity reflects a pause in substantive exploration as the Company was in the process of assessing the scope of a proposed pre-feasibility study to be undertaken in the remainder of the fiscal period, commencing in the second fiscal quarter. Details of the pre-feasibility study and budget are found in the Company’s annual information circular dated December 20, 2001.

        The Company raised gross proceeds of $1,027,000 in connection with a private placement which closed on October 11, 2001, and the agent’s fee ($82,160) and the expenses of the offering ($125,000) totalled $207,160, resulting in net proceeds to the Company of $819,840. Subsequent to October 31, 2001, the Company raised gross proceeds of $233,662 in connection with a non-brokered private placement which closed on December 19, 2001, and the expenses of the offering totalled $5,000, resulting in net proceeds to the Company of $228,662. The Company will use the net proceeds of these private placements for the completion of a development and feasibility program on the Ocampo Project, as well as for general working capital purposes.

        In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Company has sought, at an annual and special meeting of shareholders to be held on January 4, 2002, the approval of its shareholders to enter into one or more arm’s length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Company’s issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Company to expand its activities.

        The ability of the Company to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely. A summary of commitments pursuant to the Company’s option and joint venture agreements as at December 20, 2001 are as follows as at December 20, 2001:

Agreement	Consideration	Terms

Minera Fuerte Joint	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Venture Agreement

Soyopa Joint Venture	U.S. $125,000	On or before May 23, 2002.
Agreement	U.S. $3,500,000	On or before November 23, 2006.
	U.S. $3,500,000	On or before November 23, 2007.
	U.S. $1,000,000	Upon sale of Ocampo Project to a third party.

Outlook

        The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term. The Company will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

        There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals.

        Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeble future. Material indreases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration programs on its mineral properties and its ability to obtain equity financing.

Related Party Transactions

        No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company other than as follows:

a.

During the three months ended October 31, 2001, the Company paid a total of $68,153 (2000 — $44,153) to companies controlled by the directors of the Company for management fees, mineral property exploration expenditures, promotional fees and professional fees.

b.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a stock option plan (the “Stock Option Plan”) for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Company by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ADDITIONAL INFORMATION

        Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year.

        The Company will provide to any person, upon request to the Secretary of the Company:

(a)

when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.